

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 7, 2017

Lonnie J. Stout II
Chief Executive Officer
J. Alexander's Holdings, Inc.
3401 West End Avenue, Suite 260
P.O. Box 24300
Nashville, TN 37202

> **Re: J. Alexander's Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 11, 2017**
> **File No. 001-37473**

Dear Mr. Stout:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please provide us with copies of the "board books" and any other materials prepared by your financial advisor. Such materials should include all presentations made by the financial advisors.

Questions and Answers about the Transactions and the Special Meeting, page 1

2. Please add a question and answer that addresses the material negative factors that the board considered in connection with the merger.

Summary of Material Terms of the Transactions

Management Consulting Agreement with BKAS, page 16

3. We note your disclosure that under the Black Knight Termination Agreement the currently outstanding 1,500,024 profit interest units held by Black Knight will vest in full. Please quantify the value of the vested profit interest units. In addition, please disclose whether the profit interest units would have vested if you terminated the consulting agreement with Black Knight absent the merger transaction.

The Transactions

The Company's Board of Director's Reasons for Approving the Transaction

Background of the Transactions, page 50

4. Please disclose whether or not the board considered any other potential merger candidates or any alternative strategic transactions in connection with the consideration of the merger that began in February 2017. We note your references to "other alternatives potentially available" in different sections of the filing.

5. Please refer to the last paragraph on page 52 and the second to last paragraph on page 54 and explain more fully how the board of directors determined to pay consideration based on the $11.00 per share value for the company's stock. Please discuss, for example, why the $11.00 per share value of the company's stock was based on the closing price on the April 28, 2017 meeting date. We also note that the $11.00 per share price does not appear to have fluctuated during the negotiation period, while the company's stock closed at prices above and below $11.00 per share during the negotiation period, including as high as $12.25 per share. Please clarify whether the parties considered values other than the original $11.00 per share and how the board concluded on August 3 that $11.00 per share was a fair price at which to issue stock representing a majority stake in the company.

6. We note the disclosure on page 54 that Mr. Stout explained to the board that 99 Restaurants may not appear to be a natural fit for the company's existing concepts. Please tell us whether the board considered this to be an uncertainty or risk associated with the transaction akin to those referenced in the disclosure on page 58.

Financial Analyses, page 65

7. Please revise to expand your disclosure in this section. Revise the Selected Public Companies Analysis and Selected Comparable Transactions Analysis sections to disclose underlying data of the selected companies and transactions and explain more clearly why

the analysis supports a conclusion that this transaction is fair to the company's shareholders.

Selected Public Companies Analysis, page 66

8. Some of the restaurants listed in this section are up-scale and do not appear to be comparable to 99 Restaurants. Please disclose whether restaurants that are more comparable to 99 Restaurants were given more weight in the selected public companies analysis.

Proposal 3: Reclassification Charter Amendment

General, page 140

9. It appears that you are seeking shareholder approval to increase the number of authorized shares of capital stock to a number significantly higher than the number of shares required to complete the merger transaction. Please revise to clarify all of the purposes and effects of the proposal and its potential dilutive effect on the current shareholders.

Proposal 4: Control Share Acquisition Act Charter Amendment

General, page 141

10. Please revise to further clarify the purpose and effect of this proposal. In doing so, please describe the effect that amending your charter to no longer be subject to the Tennessee Control Share Acquisition Act will have on the shares to be issued to Fidelity National Financial Ventures, LLC and Fidelity Newport Holdings, LLC.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Mitch Walker, Esq.
        Bass Berry & Sims PLC